SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Telecom Italia S.p.A.
(Name of Issuer)

Ordinary Shares, no nominal value
(Title of Class of Securities)

IT0003497168**
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2018
(Date of Event Which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The Ordinary Shares do not have a CUSIP number. The ISIN number for the Ordinary Shares is IT0003497168

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ISIN No. IT0003497168	Schedule 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 430,439,864
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 430,439,864
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 430,439,864
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON PN

ISIN No. IT0003497168	Schedule 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 914,684,709
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 914,684,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 914,684,709
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON PN

ISIN No. IT0003497168	Schedule 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 914,684,709
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 914,684,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 914,684,709
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON CO

ISIN No. IT0003497168	Schedule 13D	Page 5 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the ordinary shares, no nominal value (the “Ordinary Shares”), of Telecom Italia S.p.A., a joint stock company incorporated under the laws of Italy (the “Issuer”). The Issuer’s principal executive offices are located at Via Gaetano Negri 1, 20123 Milan, Italy.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, “Elliott” or “we”), Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”), and Elliott International Capital Advisors Inc., a Delaware corporation (“EICA” and collectively with Elliott and Elliott International, the “Reporting Persons”).  Elliott Advisors GP LLC, a Delaware limited liability company (“Elliott Advisors”), which is controlled by Paul E. Singer (“Singer”), Elliott Capital Advisors, L.P., a Delaware limited partnership (“Capital Advisors”), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company (“Special GP”), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc., a Cayman Islands corporation (“Hambledon”), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International.  EICA expressly disclaims equitable ownership of and pecuniary interest in any Ordinary Shares.

ELLIOTT

The business address of Elliott is 40 West 57th Street, New York, New York 10019.

The principal business of Elliott is to purchase, sell, trade and invest in securities.

SINGER

Singer’s business address is 40 West 57th Street, New York, New York 10019.

Singer’s principal business is to serve as the sole managing member of Elliott Advisors, as a general partner of Capital Advisors, as the president of EICA, and as a managing member of Special GP.

CAPITAL ADVISORS

The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.

The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP and as a general partner of Elliott.

The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	Sole Managing Member of Elliott Advisors; General partner of Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

ISIN No. IT0003497168	Schedule 13D	Page 6 of 11 Pages

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	Sole Managing Member of Elliott Advisors; General partner of Capital Advisors; President of EICA; and a managing member of Special GP

ELLIOTT SPECIAL GP, LLC

The business address of Special GP is 40 West 57th Street, New York, New York 10019.

The principal business of Special GP is serving as a general partner of Elliott.

The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	Sole Managing Member of Elliott Advisors; General partner of Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

ELLIOTT ADVISORS

The business address of Elliott Advisors is 40 West 57th Street, New York, New York 10019.

The principal business of Elliott Advisors is serving as a general partner of Elliott.

The name, business address, and present principal occupation or employment of the sole managing member of Elliott Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	Sole Managing Member of Elliott Advisors; General partner of Capital Advisors; President of EICA; and a managing member of Special GP

ISIN No. IT0003497168	Schedule 13D	Page 7 of 11 Pages

ELLIOTT INTERNATIONAL

The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

The principal business of Elliott International is to purchase, sell, trade and invest in securities.

The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON

The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	Sole Managing Member of Elliott Advisors; General partner of Capital Advisors; President of EICA; and a managing member of Special GP

EICA

The business address of EICA is 40 West 57th Street New York, New York 10019.

The principal business of EICA is to act as investment manager for Elliott International.

The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	Sole Managing Member of Elliott Advisors; General partner of Capital Advisors; President of EICA; and a managing member of Special GP

(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Singer is a citizen of the United States of America.

ISIN No. IT0003497168	Schedule 13D	Page 8 of 11 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Elliott Working Capital	The aggregate purchase price of the Ordinary Shares directly owned by Elliott is approximately $384,151,423.
Elliott International Working Capital	The aggregate purchase price of the Ordinary Shares directly owned by Elliott International is approximately $815,558,120.

The Reporting Persons may effect purchases of the Ordinary Shares through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in the Ordinary Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Ordinary Shares.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons believe the securities of the Issuer are undervalued and represent an attractive investment opportunity. The Reporting Persons believe that the Issuer’s governance, valuation, strategic direction and relationships with Italian authorities would be improved by replacing certain members of the board with new, fully independent and highly qualified directors. In this regard, on March 14, 2018, the Reporting Persons nominated Fulvio Conti, Massimo Ferrari, Paola Giannotti De Ponti, Luigi Gubitosi, Dante Roscini and Rocco Sabelli to the Board to replace six of the directors appointed in 2017 from the Vivendi list. The Reporting Persons believe that a fully independent Board should and would consider taking steps to maximize shareholder value, including simplifying the Issuer's capital structure so as to allow all shares the same voting and economic rights. The Reporting Persons also believe that the Issuer should separate part of the Issuer's NetCo and Sparkle units through a sale and use the proceeds to reduce leverage and that the Issuer should reintroduce a dividend.
The Reporting Persons intend to consider, explore and/or develop plans and/or make proposals with respect to, among other things, the matters set forth in the previous paragraph and potential changes in, the Issuer’s operations, management, organizational documents, Board composition, ownership, capital or corporate structure, sale transactions, dividend policy, and strategy and plans. The Reporting Persons intend to communicate with the Issuer’s management and Board about, and may enter into negotiations with them regarding, the foregoing and a broad range of operational and strategic matters and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the foregoing. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons may change their intentions with respect to any and all matters referred to in this item 4. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

ISIN No. IT0003497168	Schedule 13D	Page 9 of 11 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Ordinary Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Ordinary Shares without affecting their beneficial ownership of Ordinary Shares. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)              As of the date hereof, Elliott, Elliott International and EICA collectively have beneficial ownership of 1,345,124,573 Ordinary Shares constituting approximately 8.8% of the Ordinary Shares outstanding and combined economic exposure in the Issuer equivalent to 1,345,124,573 Ordinary Shares constituting approximately 8.8% of the Ordinary Shares outstanding.

The aggregate percentage of the Ordinary Shares reported owned by each person named herein is based upon 15,203,122,583 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as of March 24, 2018, as reported in the Issuer’s Notice of Shareholders’ Meeting, published on March 24, 2018.

As of the date hereof, Elliott beneficially owned 430,439,864 Ordinary Shares, including 134,841,605 Ordinary Shares through The Liverpool Limited Partnership, a Bermuda limited partnership that is a wholly-owned subsidiary of Elliott (“Liverpool”), constituting 2.8% of the Ordinary Shares outstanding.

As of the date hereof, Elliott International beneficially owned 914,684,709 Ordinary Shares constituting 6.0% of the Ordinary outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 914,684,709 Ordinary Shares beneficially owned by Elliott International, constituting 6.0% of the Ordinary Shares outstanding.

(b)             Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of the Ordinary Shares owned directly by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the Ordinary Shares owned directly by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.

(d)             No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by Elliott International and EICA.

(e) Not applicable.

ISIN No. IT0003497168	Schedule 13D	Page 10 of 11 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Elliott and Elliott International are the holders of, 54,249,422 and 115,280,022 of the Issuer’s savings shares, respectively.

Elliott and Elliott International have entered into (i) cash settled European style short call options (the “Call Options”) relating to 240,000,000 and 510,000,000 Ordinary Shares of the Issuer, respectively and (ii) cash settled European style put options (the “Put Options”) relating to 240,000,000 and 510,000,000 Ordinary Shares of the Issuer, respectively. The Call Options have a strike price of EUR 0.89586 and the Put Options have a strike price of EUR 0.81054. The Call Options and Put Options have expiration dates ranging from February 5, 2019 to June 6, 2019. The counterparty to the Call Options and the Put Options is JPMorgan Chase Bank, N.A., London Branch.

On April 9, 2018, Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	EXHIBITS

Exhibit	Description

Exhibit 99.1 -	Joint Filing Agreement

ISIN No. IT0003497168	Schedule 13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: April 9, 2018

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected directly by Elliott Associates, L.P. in the Ordinary Shares during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price (€) per Share

04/06/2018	Ordinary Shares	175,390,154	0.8540
03/15/2018	Ordinary Shares	1,280,000	0.8056
03/15/2018	Ordinary Shares	35,821,043	0.8058

The following transactions were effected by The Liverpool Limited Partnership in the Ordinary Shares during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price (€) per Share

04/06/2018	Ordinary Shares	1,101,811	0.8472
04/06/2018	Ordinary Shares	9,238,479	0.8482
04/03/2018	Ordinary Shares	7,129,806	0.7630
03/29/2018	Ordinary Shares	37,542,139	0.7752
03/28/2018	Ordinary Shares	17,600,000	0.7608

The following transactions were effected by Elliott International, L.P. in the Ordinary Shares during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price (€) per Share

04/06/2018	Ordinary Shares	2,341,349	0.8472
04/06/2018	Ordinary Shares	372,704,076	0.8540
04/06/2018	Ordinary Shares	19,631,768	0.8482
04/03/2018	Ordinary Shares	64,927,894	0.7630
03/29/2018	Ordinary Shares	30,000,000	0.7752
03/28/2018	Ordinary Shares	37,400,000	0.7608
03/15/2018	Ordinary Shares	2,720,000	0.8056
03/15/2018	Ordinary Shares	76,119,715	0.8058

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Ordinary Shares of Telecom Italia S.p.A., dated April 9, 2018, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATE: April 9, 2018

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President